                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
--------------------------------------------------------------------------------

                               SCHEDULE 14D-1
             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934
                              (AMENDMENT No. 1)

                     AETNA REAL ESTATE ASSOCIATES, L.P.
--------------------------------------------------------------------------------
                          (Name of Subject Company)

                         ACORN HILL PARTNERS L.L.C.
--------------------------------------------------------------------------------
                                  (Bidder)

                    LIMITED PARTNERSHIP DEPOSITARY UNITS
--------------------------------------------------------------------------------
                               (Title of Class
                               of Securities)

                                 008171 10 0
--------------------------------------------------------------------------------
                           (CUSIP Number of Class
                               of Securities)

                              W. Edward Scheetz
                         Acorn Hill Partners L.L.C.
                   1301 Avenue of the Americas, 38th Floor
                             New York, NY  10019

                                  Copy to:
                                Peter M. Fass
                            Steven L. Lichtenfeld
                              Battle Fowler LLP
                             75 East 55th Street
                             New York, NY  10022
                               (212) 856-7000

                   (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices and
                     Communications on Behalf of Bidder)

                          Calculation of Filing Fee
--------------------------------------------------------------------------------
     Transaction                                                Amount of
     Valuation*                                                 Filing Fee
--------------------------                                 ---------------------

     $31,761,360                                                 $6,352.28
--------------------------------------------------------------------------------

         *For purposes of calculating the filing fee only. This amount assumes the purchase of 3,176,136 Limited Partnership Depositary Units ("Units") of the subject company for $10 per Unit in cash.

{x} Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:           $6,352.28
Form or registration no.:         Schedule 14D-1
Filing party:                     Acorn Hill Partners L.L.C.
Date filed:                       October 30, 1996

                         (Continued on following pages)
                                 (Page 1 of 5)

Cusip No.:  008171 10 0           14D-1                                                                       Page 2 of 5



-------------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         ACORN HILL PARTNERS L.L.C.


-------------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                                                                (a)  {  }
                                                                                                                (b)  {  }

-------------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only


-------------------------------------------------------------------------------------------------------------------------
4.       Sources of Funds (See Instructions)

         AF; WC

-------------------------------------------------------------------------------------------------------------------------
5.       Check Box if Disclosure of Legal Proceedings is Required   Pursuant to Item 2(e) or 2(f)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

         Delaware


-------------------------------------------------------------------------------------------------------------------------
7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         5,000 Limited Partnership Depositary Units

-------------------------------------------------------------------------------------------------------------------------
8.       Check Box if the Aggregate Amount in Row (7) Excludes
         Certain Shares (See Instructions)
                                                                                                                      [ ]

-------------------------------------------------------------------------------------------------------------------------
9.       Percent of Class Represented by Amount in Row (7)

         Less than 1%

-------------------------------------------------------------------------------------------------------------------------
10.      Type of Reporting Person (See Instructions)

         OO

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

                 This Amendment No. 1 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Commission on October 30, 1996 by Acorn Hill Partners L.L.C., a Delaware limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 3,176,136 of the issued and outstanding Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $10 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of any distributions per Unit declared or made by the Partnership after October 30, 1996 and the date of payment of the purchase price for the Units by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 1996 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time, to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


ITEM 10.         ADDITIONAL INFORMATION.

                 Item 10(f) is hereby amended to add the following:

                 The information set forth in the letter, dated November 12, 1996, from Acorn Hill Partners L.L.C. to the holders of Units, a copy of which is attached hereto as Exhibit (a)(4), is incorporated herein in its entirety by reference.


ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS.

                 Item 11 is hereby supplemented and amended by adding the following, a copy of which is attached hereto as an exhibit:

                 99(a)(4) Letter, dated November 12, 1996, from Acorn Hill Partners L.L.C. to the holders of Units.

                 Item 11 is hereby amended by deleting Exhibit (c)(2) and replacing it in its entirety with the attached amended and restated Assumption
Agreement:

                 99(c)(2) Amended and Restated Assumption Agreement dated as of October 30, 1996 between Liquidity Financial Group, L.P. and Acorn Hill Partners L.L.C. relating to the Standstill Agreement.

                                   SIGNATURES

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1996

                                  ACORN HILL PARTNERS L.L.C.

                                  By:      AP-GP Prom Partners Inc., its
                                            managing member


                                           By:      /s/ W. Edward Scheetz
                                                   ----------------------------
                                                   Name:  W. Edward Scheetz
                                                   Title: President

                                 EXHIBIT INDEX

EXHIBIT
NO.                                     TITLE
-------                                 -----
99(a)(4)         Letter, dated November 12, 1996, from Acorn Hill Partners L.L.C.
                 to the holders of Units. . . . . . . . . . . . . . . . . . . .

99(c)(2)         Amended and Restated Assumption Agreement dated as of
                 October 30, 1996 between Liquidity Financial Group, L.P.
                 and Acorn Hill Partners L.L.C. relating to the Standstill
                 Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . .